Narrative Disclosure – Form C-AR

For the Fiscal Year Ended December 31, 2025
infanttech (Baby-Tech Innovations, Inc.)

Business Description

Baby-Tech Innovations, Inc., doing business as infanttech, continues to focus on its flagship product, the zooby Baby Monitor for automotive, home, and portable applications. The Company maintains a direct-to-consumer sales model through e-commerce platforms including Shopify, Amazon, and Walmart.

During fiscal year 2025, the Company maintained limited sales activity through available inventory and online channels while operating under capital, inventory, and import-cost constraints.

Development of the BreatheBuddy product remains paused due to financial constraints and delays experienced during 2025. If the Company can secure additional capital, complete a strategic transaction, or otherwise improve its liquidity position, management may evaluate resuming development of BreatheBuddy and other product opportunities. No assurance can be given that the Company will have sufficient resources to resume or complete such development.

Strategic Alternatives and Intellectual Property

Management is evaluating strategic alternatives to strengthen the Company's financial position and support its long-term business plan. These alternatives may include financing transactions, commercial partnerships, licensing arrangements, monetization of intellectual property assets, or other strategic transactions.

The Company believes its intellectual property portfolio remains an important asset and may provide opportunities for future commercialization, licensing, partnership, product development, or other strategic uses. However, there can be no assurance that any strategic transaction will be completed, or that any transaction would occur on favorable terms or generate sufficient proceeds to satisfy obligations, fund operations, or support future product development.

Capital Structure

As of December 31, 2025, the Company's capital structure consisted primarily of previously issued common stock, additional paid-in capital, outstanding convertible notes, and shareholder-related loan balances reflected in the Company's financial statements. No material changes to the capital structure occurred during fiscal year 2025.

Use of Proceeds

The Company did not receive new Regulation Crowdfunding offering proceeds during fiscal year 2025 and did not use any remaining Regulation Crowdfunding proceeds during fiscal year 2025.

Accordingly, there were no material updates to the Company's use of proceeds from prior Regulation Crowdfunding offerings during the fiscal year ended December 31, 2025.

Ownership

Ownership of the Company remains substantially unchanged. Lizette Espinosa, CEO and founder, continues to hold a majority ownership position in the Company.

Related Party Transactions

During fiscal year 2025, the Company did not enter any new related-party transactions. Existing shareholder-related loan balances remained reflected in the Company's financial statements, and there were no new shareholder advances, repayments, loan modifications, forgiveness events, or other material changes to those arrangements during the year.

Financial Condition and Results of Operations

For the year ended December 31, 2025, the Company reported total income of $86,045.71, consisting primarily of product sales through Shopify, Amazon, and Walmart, net of discounts and refunds, together with shipping and other sales-related income. Gross profit was $48,464.76 after accounting for cost of goods sold, merchant fees, and shipping-related expenses.

Operating expenses totaled $77,963.37, resulting in an operating loss of $29,498.61. These expenses primarily consisted of professional fees, marketing and advertising costs, payroll, software subscriptions, and general administrative expenses necessary to support ongoing operations and restructuring efforts.

During the year, the Company recognized $30,411.36 in other income, consisting of $4,497.39 of interest income and $25,913.97 of other income, which management has identified as primarily related to Employee Retention Credit proceeds. This other income was non-operating and is not expected to recur at the same level in future periods.

After accounting for other income and expenses, the Company reported a net loss of $6,238.62 for fiscal year 2025.

Liquidity and Going Concern

The Company has incurred operating losses and continues to operate with limited liquidity. The Company does not currently have sufficient cash resources to fund operations for the next 12 months without additional financing, increased sales, cost reductions, debt restructuring, strategic transactions, or other sources of capital.

The Company also has significant liabilities relative to its current revenue and operating cash flow. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is evaluating available options to improve liquidity, including expense management, inventory planning, financing opportunities, lender communications, and potential strategic transactions involving the Company's intellectual property and commercial assets. There can be no assurance that these efforts will be successful or available on favorable terms.

Management believes that current operating results reflect the Company's efforts to maintain operations while managing limited liquidity, inventory constraints, cost pressures, and strategic alternatives.

Material Updates

During fiscal year 2025, the Company continued to face operational and financial constraints, including limited inventory availability and increased cost pressures associated with importing goods.

During 2025, substantially increased import tariffs materially affected the Company's ability to cost-effectively import inventory and fulfill demand. Tariff rates later decreased during the year, which improved the economic feasibility of importing goods; however, the earlier period of elevated tariffs contributed to constrained inventory levels and limited sales capacity.

The Company continues to evaluate inventory procurement strategies considering ongoing cost considerations, including tariffs, freight, working capital availability, and supply chain dynamics.

Despite these challenges, the Company generated revenue through available inventory and maintained active sales channels across Shopify, Amazon, and Walmart platforms.

Number of Employees

As of December 31, 2025, the Company had two full-time employees, one part-time employee, and one independent contractor supporting Amazon-related operations.

Ongoing Fundraising

The Company may pursue additional fundraising in the future to support inventory acquisition, operational scaling, and strategic initiatives. There can be no assurance as to the timing or success of any future capital raise.

Forward-Looking Considerations

The Company has incurred operating losses and may require additional capital to sustain operations and achieve profitability. Future performance will depend on the Company's ability to increase revenue, manage costs, obtain inventory on economically viable terms, address outstanding obligations, secure additional capital or strategic support, and successfully execute its strategic initiatives.